

October 23, 2023

Walter Jankovic
Chief Financial Officer
Harmonic Inc.
2590 Orchard Parkway
San Jose, CA 95131

>   **Re: Harmonic Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed February 28, 2023**
>   **File No. 000-25826**

Dear Walter Jankovic:

We have reviewed your October 4, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements
Note 4: Revenue, page 60

1.   We note your response to prior comment 5. Your disclosures on page 36 indicate that the "Appliance and integration" revenue category "includes hardware, licenses and professional services" and that the "SaaS and service" revenue category "includes usage fees for our SaaS platform and support services." We further note that management makes several references to hardware, software, and SaaS revenues during the second quarter 2023 earnings call. Please tell us your consideration of separately disclosing revenues related to your hardware, software, and service offerings or similar categories. In doing so, identify all specific revenues categories regularly provided to your chief operating decision maker. In addition to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, also see ASC 280-10-50-40.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing